

Mail Stop 3561

August 14, 2008

Mr. Pietro Gattini
Chief Financial Officer
Pawfect Foods, Inc.
31-51 Steinway Street
Long Island City, New York 11103

> **Re:**   **Pawfect Foods, Inc.**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year**
> **Ended December 31, 2007**
> **Filed August 12, 2008**
> **File No. 333-131722**

Dear Mr. Gattini:

We reviewed your filing and response letter dated August 12, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were ineffective and that management concluded you did not maintain effective internal control over financial reporting as of August 11, 2008. Please revise to disclose the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of disclosure controls and procedures and management's assessment of the effectiveness of the Company's internal control over financial reporting as of the end of the fiscal year. Please refer to Items 307 and 308T(a)(3) of Regulation S-B.

The report must be signed on your behalf by your principal executive officer, principal financial officer, and principal accounting officer and by at least the majority of the board of directors. Refer to Exchange Act Rule 12b-15 and general instruction C(2) of Form 10-KSB. Please revise to conform to the signature requirements of Form 10-KSB.

Please remove the titles of the certifying officers at the beginning of the certifications filed under Exchange Act Rules 13a-14(a) and 15d-14(a) to conform to form of certification in Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief